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                       September 17, 2020

       Matthew Belcher
       Chief Executive Officer
       Caltier Fund I LP
       6540 Lusk Blvd
       C240
       San Diego, CA 92121

                                                        Re: Caltier Fund I LP
                                                            Post-Effective
Amendment No. 1 to
                                                            Form 1-A
                                                            Filed August 25,
2020
                                                            File No. 024-11077

       Dear Mr. Belcher:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-
       3457 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Jamie Ostrow, Esq.